Exhibit 99.1

Pembina Pipeline Corporation Declares Common Share Dividend for January, Quarterly Preferred Share Dividends and Announces Amendments to its Dividend Reinvestment Plan

CALGARY, Jan. 7, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors declared a common share cash dividend for January 2016 of $0.1525 per share to be paid, subject to applicable law, on February 15, 2016 to shareholders of record on January 25, 2016.

For shareholders receiving their common share dividends in U.S. funds, the January 2016 cash dividend is expected to be approximately U.S. $0.1085 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7112. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7 and 9. All preferred share dividends are payable on March 1, 2016 to shareholders of record on February 1, 2016:

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.265625
Preferred Shares, Series 3 (PPL.PR.C)	$0.29375
Preferred Shares, Series 5 (PPL.PR.E)	$0.3125
Preferred Shares, Series 7 (PPL.PR.G)	$0.28125
Preferred Shares, Series 9 (PPL.PR.I)	$0.296875

These dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date. Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date. Dividends on the preferred shares are payable on the 1st day of March, June, September and December in each year, to shareholders of record on the first day of the previous month, if, as and when declared by the Board of Directors. Should the record date or payment date fall on a weekend or a statutory holiday, the record date or payment date, as applicable, will be the previous business day.

Changes to the Dividend Reinvestment Plan

Pembina also announced today that it has made certain amendments to the Company's Premium Dividend™ and Dividend Reinvestment Plan ("DRIP").  The DRIP allows eligible shareholders enrolled in the regular dividend reinvestment component of the DRIP to have their common share dividends reinvested in additional common shares of Pembina issued from treasury at a discount to the Average Market Price (as defined in the DRIP) and allows eligible shareholders enrolled in the Premium Dividend™ component of the DRIP to have these additional common shares exchanged for a premium cash payment.  The amendments allow the Board of Directors to set the discount under the regular dividend reinvestment component of the DRIP at a rate of up to 5 percent to the Average Market Price. Until otherwise announced by the Company, the Board of Directors has set the current discount rate at 3 percent to the Average Market Price.  The amendments also include a reduction of the premium to the regular cash dividend paid to the Company's shareholders who participate in the Premium Dividend™ component from 102 percent to 101 percent. The amendments will be effective for the January common share dividend declared today.

Participation in Pembina's DRIP is optional.  Eligible shareholders who have not elected to participate in the DRIP will continue to receive their regular cash dividends in the usual manner.  A complete copy of the DRIP and a related Questions and Answers document is available on Pembina's website at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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™denotes trademark of Canaccord Genuity Corp.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "to be", "expects", and similar expressions.

In particular, this news release contains forward-looking statements and information relating to: future dividends which may be declared on Pembina's common shares and preferred shares. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; fluctuations in operating results; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2014, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward looking statements or information contained herein, except as required by applicable laws.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:01e 07-JAN-16